

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Lee Chong Kuang
Chief Executive Officer
Greenpro Capital Corp.
B-7-5, Northpoint Office
Mid Valley City, No.1 Medan Syed Putra Utara
59200 Kuala Lumpur, Malaysia

> **Re: Greenpro Capital Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed September 1, 2021**
> **File No. 333-258441**

Dear Mr. Kuang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-3

Cover Page

1.   Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

Our Business, page 1

2.   Please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has

made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin A. Tan